UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Trina Solar Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G90565 10 5 (Ordinary Shares)

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.: G90565 10 5	SCHEDULE 13G
(1)	Name of Reporting Persons Jifan Gao
(2)	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

(3)	SEC Use Only
(4)	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 265,446,748 Ordinary Shares[1]
(6) Shared Voting Power 0
(7) Sole Dispositive Power 265,446,748 Ordinary Shares[1]
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 265,446,748 Ordinary Shares
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.7%[2]
(12)	Type of Reporting Person* IN

1      Includes (i) 242,587,083 ordinary shares of Trina Solar Limited, par value $0.00001 per share (“Ordinary Shares”), held through Wonder World Limited (“Wonder World”); (ii) 6,212,739 Ordinary Shares held directly by Mr. Gao Jifan (“Mr. Gao”); (iii) 11,838,851 Ordinary Shares issuable upon exercise of options within 60 days from December 31, 2014, which options are held directly by Mr. Gao; (iv) 4,808,050 Ordinary Shares held directly by Ms. Chunyan Wu (“Ms. Wu”), the spouse of Mr. Gao; and (v) 25 Ordinary Shares issuable upon exercise of options within 60 days from December 31, 2014, which options are held directly by Ms. Wu.

2      Based on 4,606,198,382 Ordinary Shares outstanding as of December 31, 2014.

CUSIP No.: G90565 10 5	SCHEDULE 13G
(1)	Name of Reporting Persons Wonder World Limited
(2)	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 242,587,083 Ordinary Shares
(6) Shared Voting Power 0
(7) Sole Dispositive Power 242,587,083 Ordinary Shares
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 242,587,083 Ordinary Shares
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.3%[1]
(12)	Type of Reporting Person* CO

1  Based on 4,606,198,382 Ordinary Shares outstanding as of December 31, 2014.

CUSIP No. G90565 10 5	SCHEDULE 13G
(1)	Name of Reporting Persons Rising Star Worldwide Limited
(2)	Check the Appropriate Box if a Member of a Group*
(a) ☐
(b) ☐

(3)	SEC Use Only
(4)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 242,587,083 Ordinary Shares
(6) Shared Voting Power 0
(7) Sole Dispositive Power 242,587,083 Ordinary Shares
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 242,587,083 Ordinary Shares
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐
(11)	Percent of Class Represented by Amount in Row (9) 5.3%[1]
(12)	Type of Reporting Person* CO

1  Based on 4,606,198,382 Ordinary Shares outstanding as of December 31, 2014.

CUSIP No. G90565 10 5	SCHEDULE 13G

Item 1(a)	Name of Issuer. Trina Solar Limited (“Trina Solar”)
Item 1(b)	Address of Issuer’s Principal Executive Offices. No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China

Item 2(a)	Name of Person Filing. Mr. Jifan Gao Wonder World Limited Rising Star Worldwide Limited (“Rising Star”)
Item 2(b)

Address of Principal Business Office or, if none, Residence.
The principal business address of Mr. Gao, Wonder World and Rising Star is c/o Trina Solar Limited, No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

Item 2(c)

Citizenship.
Mr. Gao is a citizen of the People’s Republic of China.

The place of organization of Wonder World is the Cayman Islands.

The place of organization of Rising Star is the British Virgin Islands.

Item 2(d)	Title of Class of Securities. Ordinary shares of Trina Solar, par value $0.00001 per share
Item 2(e)	CUSIP Number. G90565 10 5 (ordinary shares)

Item 3	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),
Not Applicable

CUSIP No. G90565 10 5	SCHEDULE 13G

Item 4	Ownership.

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(3)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of

Jifan Gao	265,446,748 Ordinary Shares(1)(2)	5.7%	265,446,748 Ordinary Shares (1)(2)	—	260,638,673 Ordinary Shares(1)(2)	—

Wonder World Limited	242,587,083 Ordinary Shares(2)	5.3%	242,587,083 Ordinary Shares(2)	—	242,587,083 Ordinary Shares(2)	—

Rising Star Worldwide Limited	242,587,083 Ordinary Shares(2)	5.3%	242,587,083 Ordinary Shares(2)	—	242,587,083 Ordinary Shares(2)	—

(1)   Includes (i) 242,587,083 Ordinary Shares held through Wonder World; (ii) 6,212,739 Ordinary Shares held directly by Mr. Gao; (iii) 11,838,851 Ordinary Shares issuable upon exercise of options within 60 days from December 31, 2014, which options are held directly by Mr. Gao; (iv) 4,808,050 Ordinary Shares held directly by Ms. Wu, the spouse of Mr. Gao; and (v) 25 Ordinary Shares issuable upon exercise of options within 60 days from December 31, 2014, which options are held directly by Ms. Wu.  Mr. Gao disclaims beneficial ownership of any Ordinary Shares and options held directly by Ms. Wu.

(2)   As of December 31, 2014, Wonder World was the record owner of 242,587,083 Ordinary Shares. Wonder World is wholly owned by Rising Star, which is managed by Rising Star Trust, a British Virgin Islands trust (“Rising Star Trust”), of which Managecorp Limited is acting as the trustee.  Mr. Gao is the sole director of Wonder World and Rising Star, and the settlor of Rising Star Trust. Pursuant to Section 13(d) of the Act, Mr. Gao may be deemed to beneficially own all of the Ordinary Shares directly held by Wonder World.  Managecorp Limited, as the trustee of Rising Star Trust, should not be deemed to beneficially own any Ordinary Shares directly held by Wonder World under Section 13(d) of the Act.

(3)   Percentage of beneficial ownership of each listed person is based on a total of 4,606,198,382 Ordinary Shares outstanding as of December 31, 2014 as well as the Ordinary Shares underlying share options exercisable by such person within 60 days from December 31, 2014.

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8	Identification and Classification of Members of the Group.
Not applicable

CUSIP No. G90565 10 5	SCHEDULE 13G

Item 9	Notice of Dissolution of Group.
Not applicable

Item 10	Certifications.
Not applicable

CUSIP No. G90565 10 5	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2015

Jifan Gao	/s/ Jifan Gao
Jifan Gao

[Signature Page to Schedule 13G/A]

CUSIP No. G90565 10 5	SCHEDULE 13G

Wonder World Limited	By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Director

[Signature Page to Schedule 13G/A]

CUSIP No. G90565 10 5	SCHEDULE 13G

Rising Star Worldwide Limited	By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Director

[Signature Page to Schedule 13G/A]

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.00001 per share of Trina Solar Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 10, 2015.

Jifan Gao	/s/ Jifan Gao
Jifan Gao

[Signature Page to Joint Filing Agreement, Schedule 13G/A]

Wonder World Limited	By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Director

[Signature Page to Joint Filing Agreement, Schedule 13G/A]

Rising Star Worldwide Limited	By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Director

[Signature Page to Joint Filing Agreement, Schedule 13G/A]